UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-8503

HAWAIIAN ELECTRIC INDUSTRIES RETIREMENT SAVINGS PLAN

Hawaiian Electric Industries, Inc.

900 Richards Street, Honolulu, Hawaii 96813

REQUIRED INFORMATION

Financial Statements.  The statements of net assets available for benefits as of December 31, 2010 and 2009, and the statements of changes in net assets available for benefits for the years then ended, together with notes to financial statements, and PricewaterhouseCoopers LLP’s Report of Independent Registered Public Accounting Firm thereon, are filed as a part of this annual report, as listed in the accompanying index.

Exhibit.  The written consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference of the Plan’s financial statements in registration statement No. 333-02103 on Form S-8 of Hawaiian Electric Industries, Inc. is filed as a part of this annual report and attached hereto as Exhibit 23.1.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWAIIAN ELECTRIC INDUSTRIES
RETIREMENT SAVINGS PLAN

Date: June 27, 2011	By:	HAWAIIAN ELECTRIC INDUSTRIES, INC.
PENSION INVESTMENT COMMITTEE
Its Named Fiduciary

	By:	/s/ James A. Ajello
James A. Ajello
Its Chairman

	By:	/s/ Chester A. Richardson
Chester A. Richardson
Its Secretary

HAWAIIAN ELECTRIC INDUSTRIES

RETIREMENT SAVINGS PLAN

Financial Statements

December 31, 2010 and 2009

(With Report of Independent

Registered Public Accounting Firm Thereon)

HAWAIIAN ELECTRIC INDUSTRIES

RETIREMENT SAVINGS PLAN

Index

December 31, 2010 and 2009

Exhibits

Exhibit 23.1 - Consent of PricewaterhouseCoopers LLP (Independent Registered Public Accounting Firm)

Note:                 Other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because they are not applicable.

[PricewaterhouseCoopers LLP Letterhead]

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Hawaiian Electric Industries Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Hawaiian Electric Industries Retirement Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, during the year ended December 31, 2010 the Plan changed its classification and measurement of loans to participants.

/s/ PricewaterhouseCoopers LLP
Los Angeles, California

June 27, 2011

HAWAIIAN ELECTRIC INDUSTRIES

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Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Plan interest in Master Trust
Investments, at fair value	$276,022,614	$246,866,937
Notes receivable from participants	5,054,340	4,627,202
Participant contributions receivable	103,690	101,060
Total assets	281,180,644	251,595,199

Liabilities:
Accounts payable	3,876	2,953
Net assets available for benefits	$281,176,768	$251,592,246

The accompanying notes are an integral part of these financial statements.

HAWAIIAN ELECTRIC INDUSTRIES

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Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Additions:
Additions to net assets attributable to:
Investment income:
Plan interest in Master Trust:
Net appreciation	$23,898,633	$32,144,517
Dividends and interest	6,302,964	6,134,968
Total investment income	30,201,597	38,279,485

Master Trust interest from participant notes receivable	254,549	297,978

Contributions:
Participants	15,896,864	17,560,700
Employer	13,615	657,754
Rollover	657,794	481,260
Total contributions	16,568,273	18,699,714
Total additions	47,024,419	57,277,177
Deductions:
Distributions to participants	(17,422,866)	(12,013,885)
Administrative expenses and other	(17,031)	(17,638)
Total deductions	(17,439,897)	(12,031,523)

Net increase before transfer	29,584,522	45,245,654
Transfer to ASB Plan (Note 1)	-	(42,716,369)
Net change	29,584,522	2,529,285
Net assets available for benefits, beginning of year	251,592,246	249,062,961
Net assets available for benefits, end of year	$281,176,768	$251,592,246

The accompanying notes are an integral part of these financial statements.

HAWAIIAN ELECTRIC INDUSTRIES

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1) Plan Description

The Hawaiian Electric Industries Retirement Savings Plan (the Plan or HEIRS Plan) was established by Hawaiian Electric Industries, Inc. (the Company or HEI) effective April 1, 1984. The Plan document was restated effective January 1, 2008 and amended on May 5, 2009 and December 11, 2009.  The Plan is a defined contribution 401(k) plan that provides certain tax benefits to participating employees. As of December 31, 2010, the Participating Employers in the Plan were Hawaiian Electric Industries, Inc., Hawaiian Electric Company, Inc. (HECO), Maui Electric Company, Limited (MECO), and Hawaii Electric Light Company, Inc. (HELCO).

Prior to May 8, 2009, American Savings Bank, F.S.B. (ASB), a wholly-owned, indirect subsidiary of HEI, was a Participating Employer in the Plan. Effective as of the close of business on May 7, 2009, the Plan accounts of ASB  participants were transferred to newly created participant accounts in the American Savings Bank 401(k) Plan (ASB Plan) such that: (i) the sum of the participant account balances in the HEIRS Plan immediately prior to the transfer equalled the fair market value of the entire HEIRS Plan assets; (ii) the ASB participant account balances in the ASB Plan immediately after the transfer equalled the ASB participant account balances (including year-to-date investment income, interest on participant notes and contributions) in the HEIRS Plan immediately prior to the transfer; and (iii) the HEIRS Plan account balances for the participants who remained in the HEIRS Plan did not change because of the transfer. The total value of transferred accounts was $42,716,369 (which included $1,279,880 of participant notes receivable and $56 in residual earnings). No funds were liquidated as a result of this transfer since assets of both plans are invested through the Hawaiian Electric Industries Retirement Savings Plan and the American Savings Bank 401(k) Plan Master Trust (Master Trust), and at the time of the transfer, both plans offered the same investment options to their participants. All contributions and payments on notes receivable for ASB participants subsequent to this transfer date are posted to participant accounts in the ASB Plan.

Effective May 1, 2011, the HEIRS Plan was amended and restated in its entirety to incorporate benefit changes negotiated with the electrical workers’ union representing employees of HECO, MECO and HELCO.  The changes include a 50% match on the first 6% of compensation deferred to the HEIRS Plan by all employees who commence employment on or after May 1, 2011.  The matching contribution is subject to a six-year graded vesting schedule.  As part of the restatement, HEI, the corporate entity, was designated as the Plan “Administrator,” as defined in ERISA.

The following description of the Plan provides general information solely for purposes of the audit of the Plan’s financial statements. Participants should refer to the Plan document for its detailed provisions, which are also summarized in the most recent prospectus for the Plan and in the summary plan description.

(a)  Administration of Plan Assets

The Company is the Administrator of the Plan and the board of directors of the Company has established the Pension Investment Committee (PIC) to oversee the administration of the Plan.  The compensation committee of the board of directors appoints, removes, and replaces the members of the PIC, which is comprised of officers of the Company or its subsidiaries. The PIC has appointed an Administrative Committee to oversee the day-to-day administration of the Plan, which includes

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Notes to Financial Statements

December 31, 2010 and 2009

the discretionary authority to interpret the Plan’s provisions. The PIC has also appointed an Investment Committee to oversee the day-to-day financial affairs of the Plan. The Investment Committee is responsible for monitoring the investment options offered under the Plan and for making any filings required by the U.S. Securities and Exchange Commission. The Administrative and Investment Committees are comprised of employees of the Company or its subsidiaries and are chaired by a member of the PIC.

The Participating Employers and the Plan currently pay the Plan’s administrative fees. Expenses paid by the Participating Employers include legal and accounting fees and fees associated with the HEI Common Stock Fund and ASB Money Market Account. Fees charged to the Plan are allocated to participant accounts. Participants may also be assessed interest and fees related to notes receivable and withdrawals.

(b)  Eligibility

All nonbargaining unit employees of the Participating Employers (other than leased employees or contract employees hired for specific tasks or assignments) are eligible to participate in the Plan upon employment. Bargaining unit employees are eligible to participate in the Plan upon becoming “regular” employees under the terms of the applicable collective bargaining agreement (and subject to any future changes therein).  Participation in the Plan is voluntary for eligible employees.

(c)  Salary Reduction Contributions

Employees participate in the Plan by making salary reduction contributions of up to 30% of compensation, subject to a federal tax limit of $16,500 in 2010 and 2009. The federal tax limit is subject to adjustment for changes in the cost of living.

Participants who are age 50 or older, or who attain age 50 during the year, may elect to make catch-up contributions, as defined in the Plan, subject to a federal tax limit of $5,500 in 2010 and 2009. The limit is subject to adjustment for changes in the cost of living.

For purposes of calculating contributions to the Plan, compensation is defined as Box 1, W-2 earnings, modified to (a) exclude discretionary bonuses, fringe benefits, employer non-elective contributions to a cafeteria plan, reimbursements, moving and other expense allowances, and special executive compensation; and (b) include non-taxable elective contributions made by a Participating Employer to the Plan, a cafeteria plan, or a pretax transportation spending plan.

Federal tax law limits the amount of annual compensation that may be taken into account in determining contributions to the Plan. The maximum limit was $245,000 in 2010 and 2009.  The compensation limit is subject to adjustment for changes in the cost of living.

Under the Internal Revenue Code (the Code), the Plan must satisfy certain tests designed to prohibit discrimination in favor of highly compensated employees. Each year, the Company must determine whether the contributions to the Plan satisfy these tests. If the tests are not satisfied, the Company will limit contributions to the Plan on behalf of highly compensated employees or distribute excess contributions to highly compensated employees to the extent necessary to meet the tests, or both.

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Notes to Financial Statements

December 31, 2010 and 2009

(d)  Employer Non-elective Contributions and Matching Contributions for New Employees

Prior to November 16, 2010, Pacific Energy Conservation Services, Inc. (PECS) was a Participating Employer in the Plan.  In 2010 and 2009, PECS made discretionary non-elective contributions (known as HEIDI contributions) on behalf of its eligible employees equal to 6% of each eligible employee’s “HEIDI Compensation” for the year.  Total employer HEIDI contributions amounted to approximately $7,692 and $7,834 in 2010 and 2009, respectively.  The last contribution was made on December 17, 2010.  On April 1, 2011, PECS was dissolved.

“HEIDI Compensation” is defined as all straight-time pay and commissions paid (or accrued) during the plan year for services rendered to a HEIDI Employer, including elective contributions to the Plan, a cafeteria plan (other than employer provided FlexCredits), or a pretax transportation spending plan. HEIDI Compensation does not include overtime or premium pay, discretionary bonuses, reimbursements or other expense allowances, fringe benefits, deferred compensation, welfare benefits, or contributions (except for elective contributions) by a HEIDI Employer to the Plan or any other employee benefit plan. HEIDI Compensation earned before becoming a participant is not counted in determining contributions to the Plan. HEIDI Compensation taken into account for purposes of the Plan is limited to $245,000 for 2010 and 2009.

Effective January 1, 2009, the Plan was amended to allow participating employers to make qualified non-elective contributions if necessary to correct a qualification failure under the Employee Plans Compliance Resolution System.  Qualified non-elective contributions are 100% vested and are subject to distribution rules applicable to salary reduction contributions, except that qualified non-elective contributions may not be distributed on account of hardship.

Effective May 1, 2011, the Participating Employers will match the 401(k) contributions of their participants who are first employed (or deemed to be new employees under Section 1.2 of the Retirement Plan for Employees of Hawaiian Electric Industries, Inc. and Participating Subsidiaries) after April 30, 2011.  The amount of the match will be 50% of the first 6% of annual compensation deferred by the participant (i.e., maximum matching contribution of 3% of the participant’s annual compensation). Compensation for these purposes is defined in the same way as for purposes of salary reduction contributions.  In a participant’s first year of participation, compensation earned before the participant begins participation is not counted in the participant’s annual compensation for purposes of calculating the participant’s matching contribution.  Matching contributions are generally subject to a six-year graded vesting schedule.

(e)  Participant Accounts

Each participant has an individual account in the Plan, which may include one or more subaccounts. Each participant is 100% vested in all of the participant’s subaccounts other than a matching contribution subaccount (if any).  A participant’s benefits equal the vested balance in the participant’s account at the time of distribution. Each participant’s account is credited with the participant’s elective contributions, any employer non-elective contributions, if applicable, and allocations of plan earnings and gains or losses (whether realized or unrealized), and charged with an allocation of any administrative expenses paid by the Plan or charged directly to the participant’s account. Individual expenses, such as fees associated with loans and distributions, are charged

HAWAIIAN ELECTRIC INDUSTRIES

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

directly to a participant’s individual account.  Other administrative expenses, such as recordkeeping expenses, are paid through investment level expenses that are borne by participants in proportion to their investments in the designated investment alternatives. Participant accounts are valued at the end of each day that the New York Stock Exchange is open.

The Plan is intended to be an ERISA Section 404(c) plan, under which the fiduciaries of the Plan are relieved of liability for any losses that are the direct and necessary result of a participant’s or beneficiary’s exercise of control over the investments in his or her individual account. Participants are responsible for investing all amounts in their accounts using investment options offered under the Plan and for the performance of such investments. The Plan currently offers various mutual funds and target-date funds, an ASB money market account, and a common stock fund that consists of shares of HEI common stock and short-term liquid investments.  Participants may change their investment elections at any time. If a participant does not choose an investment option for any portion of the participant’s account, such amounts are automatically invested in the age-appropriate Fidelity Freedom K Fund specific to the participant’s normal retirement age or such other investment as the PIC may direct, pending other direction by the participant.

The portion of the Plan that is invested, pursuant to participant investment directions, in the HEI Common Stock Fund is designated as an employee stock ownership plan (ESOP). Amounts contributed to the Plan for investment in the HEI Common Stock Fund or transferred to the HEI Common Stock Fund from other investment alternatives become part of the ESOP component of the Plan.

There are two limitations on the amount a participant may invest in the HEI Common Stock Fund. First, a participant may not direct more than 20% of any contribution to the HEI Common Stock Fund. Second, participants are prohibited from making transfers or exchanges from other investment alternatives into the HEI Common Stock Fund if the transfer or exchange would cause the participant’s investment in the HEI Common Stock Fund to exceed 20% of the participant’s total account balance.

(f)  Distributions

Distributions from participants’ accounts are generally made upon retirement, death, permanent disability or other termination of employment. Active participants who attain age 59½ may begin making withdrawals while still employed by a Participating Employer or other subsidiary of the Company.  Distributions may be made in a single lump sum (which in most cases can be rolled over to an Individual Retirement Account (IRA) or other tax-qualified retirement plan), or a retired or terminated participant may elect to receive partial distributions (once per year) until the participant’s account has been distributed in full or the participant elects to receive a single-sum distribution of the remaining account balance.  Retired participants may also elect to receive required minimum distributions from the Plan.

Account balances of $5,000 or less are automatically distributed upon termination of employment. Any automatic distribution of more than $1,000 (but not more than $5,000) is made in the form of an automatic direct rollover to an IRA designated by the Administrative Committee, unless the

HAWAIIAN ELECTRIC INDUSTRIES

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Notes to Financial Statements

December 31, 2010 and 2009

participant requests a cash distribution or a direct rollover to an IRA or tax-qualified retirement plan of the participant’s choosing.

Distributions from the HEI Common Stock Fund are in the form of HEI common stock, with any fractional shares paid in cash, or, if the participant so elects, cash. Distributions of HEI Stock Ownership Plan (HEISOP) subaccounts invested in the HEI Common Stock Fund may be made in installments, generally over a period of no more than five years, or may be made in a single lump sum (in stock or in cash).

The participant’s account will be reduced by any unpaid note balance at the time of distribution.

(g)  Death Benefits

Upon the death of a participant, the full value in the participant’s account is payable as a death benefit to the participant’s designated beneficiary. Generally, a beneficiary has the same distribution options as the participant except that the death benefit must be paid in full by the end of the year that includes the fifth anniversary of the participant’s death. A married participant’s spouse is automatically the participant’s beneficiary, unless the participant designates someone else as the beneficiary with the spouse’s written consent. If a participant dies while receiving installment distributions from a HEISOP subaccount, the remaining installments will be paid to the participant’s beneficiary.

(h) Withdrawals While Employed

Prior to termination of employment, pretax salary-reduction and catch-up contributions (and income earned on such contributions prior to 1989) and certain other contributions may be withdrawn in the event of hardship. Hardship is defined as an immediate and heavy financial need as a result of the following: (1) payment of tuition and related educational fees and room and board expenses for the next 12 months of postsecondary education incurred by the participant or the participant’s spouse, children, or other tax dependents; (2) the purchase of a participant’s principal residence (excluding mortgage payments); (3) payment of unreimbursed medical expenses incurred by the participant or the participant’s spouse, children, or other tax dependents that would be deductible under Section 213(d) of the Code (determined without regard to whether the expenses exceed 7.5% of adjusted gross income); (4) payment of funeral expenses for the participant’s parent, the participant’s spouse, the participant’s children or other tax dependents; (5) payment to prevent eviction from a participant’s principal residence or foreclosure on a mortgage on the participant’s principal residence; or (6) payment of expenses for the repair of damage to the participant’s principal residence that would qualify for the casualty deduction under Section 165 of the Code (determined without regard to whether the loss exceeds 10% of adjusted gross income). Effective January 1, 2010, the Plan was amended to extend hardship distributions to events covered by clauses (1), (3), and (4) above that affect the designated Plan beneficiary of the participant. A participant who receives a hardship withdrawal is prohibited from making additional pretax salary reduction contributions to the Plan for six months following the hardship withdrawal.

HAWAIIAN ELECTRIC INDUSTRIES

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Upon request, a participant may withdraw tax-deductible voluntary contributions or after-tax contributions previously allowed under the Plan. These contributions are no longer permitted under the Plan.

Participants who elect to invest portions of their account balances in the HEI Common Stock Fund (the ESOP component of the Plan) may elect to receive cash distributions of periodic dividends attributable to such investments or may elect to have such dividends reinvested.

(i)  Notes Receivable from Participants

Participants may borrow from their accounts.  The loans must be on commercially reasonable terms and be evidenced by a note.  The minimum note amount is $1,000 and the maximum amount of all notes under the Plan is limited to the lesser of $50,000, reduced by the highest outstanding note balance during the prior 12 months, or 50% of the participant’s eligible vested account balance. The term of a note generally may not exceed 5 years, except that a note used to purchase a principal residence may have a term of up to 15 years. The interest rate on a note is set at the time a participant applies for the note. The interest rate is one percentage point above the Federal Reserve prime rate of interest as of the last working day of the month preceding the month the note is made. All outstanding notes are collateralized by 50% of the participant’s vested account balance, determined when a note is approved. Notes outstanding at December 31, 2010 bear interest at various rates ranging from 3.5% to 9.25%. Principal and interest payments are made ratably through payroll deductions. Participants are allowed up to two notes outstanding at any one time from the Plan.

(j)  Vesting

Salary reduction contributions are fully vested when made.  HEIDI contributions made by PECS before PECS was dissolved were subject to a two-year cliff vesting schedule.  At the time of PECS’ dissolution, all HEIDI subaccounts were 100% vested.  Matching contributions for participants first employed after April 30, 2011 are subject to a six-year graded vesting schedule, except that such amounts become fully vested when the participant attains the age of 65 and is still employed by a Participating Employer.

(2) Summary of Accounting Policies

(a)  Basis of Accounting

The Plan prepares its financial statements under the accrual method of accounting.

(b)  Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

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Notes to Financial Statements

December 31, 2010 and 2009

(c)  Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 4 for a discussion of fair value measurements. Net appreciation or depreciation in fair value of investments includes realized and unrealized changes in the values of investments bought, sold, and held during the year.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

(d)  Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions.

(e)  Payment of Benefits

The Plan records benefits when they are paid.

(f)  Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

The Master Trust held common stock in HEI representing approximately 21% and 22% of the Plan’s net assets at December 31, 2010 and 2009, respectively.

(g)  Recent Accounting Standards

In April 2009, the Financial Accounting Standards Board (FASB) issued standards and other guidance that enhances disclosures regarding fair value measurements and impairment of securities. The standards provide guidance related to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It provides guidelines for making fair value measurements more consistent with the principles presented in an earlier standard by reaffirming that the objective of fair value measurement is to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgement in determining fair values when markets have become inactive.

The Plan adopted these standards in 2009 and provided additional disclosures regarding fair value measurements. In connection with the adoption of the fair value measurement standards, the Plan adopted the provisions of Accounting Standards Update No. 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent),” which allow for estimation of

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Notes to Financial Statements

December 31, 2010 and 2009

the fair value of investments in investment companies for which the investment does not have a readily determinable fair value, using net asset value per share or its equivalent as a practical expedient. The adoption of these standards did not have a material impact on the Plan’s financial statements.

In May 2009, the FASB established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued, which provide: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Plan adopted the standards in 2009. The adoption of these standards did not have a material impact on the Plan’s financial statements.

In June 2009, the FASB issued a standard that established the Accounting Standards Codification (ASC) as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Plan adopted this standard in 2009 and has eliminated or revised citations for previous standards in this report.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements,” which requires new fair value hierarchy disclosures and clarifies existing disclosures. Certain provisions are effective for the Plan in 2010, while other provisions are effective for the Plan in 2011.  The Plan early adopted this standard in 2009, which did not have a material impact on the Plan’s financial statements.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” which stipulates that participant loans should be classified as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest. The Plan adopted this standard in 2010, and has reclassified the presentation of participant loans on the statement of net assets available for benefits and statement of changes in net assets available for benefits in the current Plan year, and retrospectively for 2009.

In May 2011, the FASB issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS),” which is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and IFRS.  The amendments are of two types:  (i) those that clarify the FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements.  The update is effective for annual periods beginning December 15, 2011.  Plan management is in the process of evaluating the impact of the adoption of this update on the Plan’s financial statements.

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Notes to Financial Statements

December 31, 2010 and 2009

(h)  Reclassifications

Participant loans previously included in investments of the Plan at December 31, 2009 and related interest for the year then ended have been reclassified in the statements of net assets available for benefits and changes therein to notes receivable from participant loans to conform to the current year presentation.

(i)  Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued.

(3) Fair Value Measurements

(a)  Fair Value of Financial Instruments

The following is a description of the valuation methodologies used for assets measured at fair value.

ASB Money Market Account - Valued at cost which approximates fair value.

Mutual Funds - Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Hawaiian Electric Industries, Inc. Common Stock Fund - Invests primarily in shares of HEI common stock with a fractional amount invested in interest-bearing cash equivalents. Investment in HEI common stock is valued at the closing price on the last business day of the Plan year reported on the active market on which the common stock is traded. Cash equivalents include investments in money market funds valued at net asset value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values, which may be materially affected by market conditions and other circumstances. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(b)  Fair Value Hierarchy

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The following are the three levels of the fair value hierarchy under this standard:

•                       Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

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Notes to Financial Statements

December 31, 2010 and 2009

•                       Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•                       Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level of input that is significant to the fair value measurement in its entirety.

(4) Interest in Master Trust

Effective December 31, 2008, the Trust Agreement between Hawaiian Electric Industries, Inc. and Fidelity Management Trust Company was amended to include the Hawaiian Electric Industries Retirement Savings Plan and the American Savings Bank 401(k) Plan in a Master Trust. As such, all of the Plan’s investments and notes receivable from participants are in the Master Trust.  Each participating retirement plan has an undivided interest in the Master Trust which is affected by participants’ decisions with respect to their individual accounts. The assets of the Master Trust are held by Fidelity Management Trust Company (the Trustee).

The value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions, transfers and allocated investment income or loss less actual distributions and allocated administrative expenses. At both December 31, 2010 and 2009, the Plan’s interest in the assets of the Master Trust was approximately 82%. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the daily valuation of the balances invested by each plan.

The following table presents the assets of the Master Trust and the interest of the Plan in the Master Trust:

	2010	2009

Investments:
Mutual Funds	$240,788,781	$206,181,633
Common Stock Fund	66,847,584	62,729,741
Money Market Account	29,122,948	30,010,615
Total investments	336,759,313	298,921,989

Notes receivable from participants	7,077,334	6,254,128
	343,836,647	305,176,117

Plan interest in Master Trust:
Investments	$276,022,614	$246,866,937
Notes receivable from participants	5,054,340	4,627,202

HAWAIIAN ELECTRIC INDUSTRIES

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

The following table presents the income of the Master Trust:

	For the Year Ended
	2010	2009

Net appreciation in fair value of investments:
Mutual Funds	$23,270,231	$42,130,956
Common Stock Fund	5,635,313	(2,627,657)
Dividend/Interest Income	7,555,713	6,982,634
Total investment income	$36,461,257	$46,485,933

Interest from participant notes receivable	337,910	358,630

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2010 and 2009:

	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Investments:
Mutual Funds:
Money Market	$11,581,957	11,581,957	-
Bond	17,150,752	17,150,752	-
Balanced/Hybrid	25,181,147	25,181,147	-
Domestic Equity	125,016,633	125,016,633	-
International Equity	18,317,626	18,317,626	-
Lifecycle	43,540,666	43,540,666	-
Common Stock Fund	66,847,584	-	66,847,584
Money Market Account	29,122,948	-	29,122,948
Total	$336,759,313	240,788,781	95,970,532

HAWAIIAN ELECTRIC INDUSTRIES

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Investments:
Mutual Funds:
Money Market	$12,916,949	12,916,949	-
Bond	14,163,018	14,163,018	-
Balanced/Hybrid	22,567,613	22,567,613	-
Domestic Equity	107,260,881	107,260,881	-
International Equity	17,127,961	17,127,961	-
Lifecycle	32,145,211	32,145,211	-
Common Stock Fund	62,729,741	-	62,729,741
Money Market Account	30,010,615	-	30,010,615
Total	$298,921,989	206,181,633	92,740,356

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan, and each Participating Employer has the right to discontinue its contributions or terminate its participation. In the event of Plan termination, affected participants become 100% vested in their accounts.

(6) Federal Income Taxes

The Plan and related trust are qualified under the Code and are exempt from federal income taxes under Sections 401(a) and 501(a) of the Code. On June 16, 2011, the Internal Revenue Service (IRS) issued the latest favorable determination letter covering the Plan. The new determination letter does not cover amendments made to the Plan since January 31, 2008.  The Company and its outside ERISA/tax counsel believe that these more recent amendments meet applicable federal tax law requirements, but the next determination letter application covering these amendments is not expected to be made until January 2013.

Participants generally are not subject to federal income taxes on contributions or on income or realized gains until a distribution from the Plan is made. However, pretax salary reduction contributions are subject to applicable employment taxes.

Participants’ income on after-tax contributions made prior to July 1, 1992 is not subject to federal income taxes until a distribution from the Plan is made.

Distributions made before a participant reaches age 59½ are subject to a special 10% federal excise tax except for (1) distributions upon death or permanent disability of the participant; (2) distributions (after separation from service) that are part of a series of substantially equal periodic payments over the life of

HAWAIIAN ELECTRIC INDUSTRIES

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

the participant or the joint lives of the participant and his or her beneficiary; (3) distributions after the participant separates from service after reaching age 55; (4) distributions to an alternate payee under a qualified domestic relations order; (5) distributions on account of extraordinary medical expenses; (6) dividends paid on employer stock and distributed in accordance with Section 404(k) of the Code; (7) distributions made on account of an IRS levy against a participant’s benefits; (8) distributions of certain excess amounts; and (9) distributions of elective deferrals to certain individuals called to active military duty.

Eligible rollover distributions that are not rolled over in a direct rollover are subject to 20% federal income tax withholding. Participants may not elect to forego such withholding. Hardship withdrawals and direct rollovers to another eligible plan or IRA are not subject to the 20% tax withholding.

Distributions are generally taxable to the distributee in the year of distribution, except for (1) amounts rolled over to another tax-qualified plan or IRA; (2) amounts representing net unrealized appreciation in shares of HEI common stock distributed in kind as part of a lump-sum distribution (unless the distributee elects to be currently taxed on such appreciation); and (3) distributions of after-tax contributions. Distributions in the form of HEI common stock are valued at fair market value for the purpose of determining the amount distributed, but the portion of such stock distributions representing net unrealized appreciation is not taxed until the distributee disposes of the stock (unless the distributee elects to be taxed at the time of distribution).

The Company is not aware of any violations of ERISA requirements that would jeopardize the Plan’s tax exempt status and, as of December 31, 2010, has concluded that there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is periodically audited by the IRS and the DOL; however, there are currently no audits in progress.  The Company believes that the Plan is no longer subject to income tax examinations for years prior to 2007.

(7) Related-Party Transactions

Certain Plan investments represent shares of mutual funds managed by Fidelity Management and Research Company (FMR). Fidelity Management Trust Company (FMTC), an affiliate of FMR, is the Trustee of the Plan, and therefore, transactions with FMR qualify as party-in-interest transactions.

Fees charged to the Plan and paid by the Participating Employers for record-keeping services provided by Fidelity Investments Institutional Operations Company, Inc., an affiliate of both FMR and FMTC, amounted to approximately $17,000 for each of the years ended December 31, 2010 and 2009.

Plan participants may elect to invest in the ASB Money Market Account. Since ASB is a wholly owned, indirect subsidiary of HEI, investments in the ASB Money Market Account are party-in-interest transactions.  There is a statutory exemption from the prohibited transaction rules under ERISA for investments in the ASB Money Market Account.

Plan participants may also elect to invest in the HEI Common Stock Fund, which consists of shares of HEI common stock and short-term liquid investments. Since HEI is the Plan sponsor, investments in the HEI Common Stock Fund are party-in-interest transactions under the prohibited transaction rules of ERISA for which a statutory exemption exists. During the year ended December 31, 2010, the Master

HAWAIIAN ELECTRIC INDUSTRIES

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2010 and 2009

Trust made purchases of 530,598 shares of HEI Common Stock for a total purchase price of $9.7 million and sales of 574,096 shares of HEI Common Stock for total sales proceeds of $10.5 million.  During the year ended December 31, 2009, the Master Trust made purchases of 124,075 shares or $1.8 million and sales of 160,871 shares or $2.4 million of HEI common stock.